

September 22, 2009

Mr. Eddie M. LeBlanc, III, Chief Financial Officer
Quest Energy Partners, L.P.
210 Park Avenue, Suite 2750
Oklahoma City, Oklahoma 73102

>   **Re: Quest Energy Partners, L.P.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed June 16, 2009**
>   **Form 10-Q for Fiscal Quarters Ended March 31 and June 30, 2009**
>   **Filed August 17, 2009 and August 18, 2009**
>   **File No. 1-33787**

Dear Mr. LeBlanc:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We direct your attention to Item 601(b)(10) of Regulation S-K. Please confirm that all material contracts have been filed. We note, in particular, that it does not appear that the agreements with your customers from whom you derive 10 percent or more of your net oil and natural gas revenues referenced on pages 25, have been filed. If you do not believe that such contracts fall within the purview of Item 601(b)(10), please explain why.

Form 10-K for the Fiscal Year Ended December 31, 2008; Form 10-Q for the Fiscal Quarter Ended June 30, 2009; Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 102

2.   We note the remediation plan regarding the material weaknesses in your internal control over financial reporting. Please supplement your disclosure to include specific steps that the company has taken, if any, to remediate the material weaknesses in your disclosure controls and procedures outside of the remediation plan implemented for your internal control over financial reporting.

Form 10-Q for the Quarter Ended June 30, 2009

Exhibits 31.1 and 31.2

3.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Engineering Comments

Business and Properties, page 8

Appalachian Basin, page 9

4.   We note your statement that QRCP sold to you proved developed reserves estimated at about 33 Bcfe as of May 1, 2008. This appears to be inconsistent with the SFAS 69 reconciliation of reserve changes on page F-66 where the 2008 line item "Purchase of reserves in place" is 87 BCFG. With a view toward possible disclosure, please provide to us a spread sheet presentation of the 2008 changes to your net reserves.

Notes to Consolidated/Carve-Out Financial Statements, page F-10

Oil and Gas Reserve Quantities, page F-63

5.   Footnote (5) for 2008 revisions states, "Lower prices at December 31, 2008 as compared to December 31, 2007 reduced the economic lives of the underlying oil and gas properties and thereby decreased the estimated future reserves." This negative revision is about 123 BCFG or 58% of the beginning balance of 211

BCFG. Please explain how the 11% decrease in year-end natural gas price for 2008 resulted in this large reduction to your net proved gas reserves.

6. Please furnish to us the petroleum engineering reports – in hard copy and digital electronic format - you used as the basis for your year-end 2007 and 2008 proved reserve disclosures. The report should include:

a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b) Separate summary income forecast schedules for proved developed producing, proved developed non-producing and proved undeveloped reserves in the Cherokee Basin and in the Appalachian Basin.

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551- 3761, Shannon Buskirk at (2002) 551-3717, or Chris White, Branch Chief, at (202) 551- 3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Doug Brown at (202) 551-3265 or Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director